

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2012

<u>Via E-mail</u>
Anthony Alexander
President and Chief Executive Officer
FirstEnergy Corp.
76 South Main Street
Akron, Ohio 44308

      Re: FirstEnergy Corp.
              FirstEnergy Solutions Corp.
              Ohio Edison Company
              The Cleveland Electric Illuminating Company
              The Toledo Edison Company
              Jersey Central Power & Light Company
              Metropolitan Edison Company
              Pennsylvania Electric Company
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 28, 2012
              File Nos. 333-21011, 0-53742, 1-02578, 1-02323, 1-03583, 1-03141, 1-00446,
              and 1-03522

Dear Mr. Alexander:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Andrew D. Mew

                          Andrew D. Mew
                          Accounting Branch Chief